File No.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) Granting an Exemption From Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 Under the Act, Under Sections 6(c) and 17(b) of the Act for an Exemption From Sections 17(a)(1) and 17(a)(2) of the Act and Under Section 12(d)(1)(J) of the Act Granting an Exemption From Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of:

Spruce ETF Trust

c/o BlackRock Fund Advisors

400 Howard Street

San Francisco, CA 94105

BlackRock Fund Advisors

400 Howard Street

San Francisco, CA 94105

BlackRock Investments, LLC

40 East 52nd Street

New York, New York 10022

Please send all communications and orders regarding this Application to:

Ira Shapiro, Esq. BlackRock Fund Advisors 400 Howard Street San Francisco, CA 94105	Benjamin J. Haskin, Esq. Willkie Farr & Gallagher LLP 1875 K Street, NW Washington, DC 20006	George T. Simon, Esq. Foley & Lardner LLP 321 N. Clark, Suite 2800 Chicago, IL 60654

Page 1 of 92 Sequentially Numbered Pages (including exhibits)

As filed with the Securities and Exchange Commission on September 1, 2011

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	F.	DISCUSSION OF PRECEDENT	68

VI.	CONDITIONS OF THIS APPLICATION		69
	A.	ACTIVELY-MANAGED EXCHANGE TRADED FUND RELIEF	69
	B.	SECTION 12(d)(1) RELIEF	71

VII.	PROCEDURAL MATTERS		76

VIII.	AUTHORIZATION AND SIGNATURES		78

APPENDIX A			A-1

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I.    INTRODUCTION

A.    SUMMARY OF REQUESTED RELIEF

In this application (the “Application”), BlackRock Fund Advisors (“BFA” or the “Adviser”), Spruce ETF Trust (the “Trust”), and a distributor affiliated with the Adviser, BlackRock Investments, LLC (collectively, the “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (“Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). The requested Order would permit, among other things:

•	open-end management investment companies to issues shares that are primarily redeemable in large aggregations;

•

open-end management investment companies to issue shares with limited redeemability that can be traded on a national securities exchange as defined in Section 2(a)(26) of the Act (a “Stock Exchange”) at negotiated prices, rather than at NAV; and

•	certain affiliated persons of the investment companies to receive securities from the investment companies in connection with the in-kind redemption of the investment companies’ shares.

The Applicants are seeking an order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a)(1) and (a)(2), 22(d) and 22(e) of the Act to permit the Trust to create and operate thirteen (13) actively-managed investment portfolios of the Trust (the “Funds”) that offer exchange traded shares (“Shares”) with limited redeemability.

The Adviser intends to manage each Fund itself, but may retain other investment advisers, including BFA Affiliates (as defined below), as subadvisers in connection with the Funds (each a “Fund Subadviser”). Any Fund Subadviser will be registered under the Advisers Act and will sign a subadvisory agreement with the Adviser in which it agrees to be bound to the terms and conditions of the Order to the same extent as the Adviser.

Each Fund will issue, on a continuous offering basis, Shares at the Fund’s current net asset value, but only in large aggregations of a specified number (referred to as a “Creation Unit”) of at least 25,000 Shares or as set forth in the prospectus (the “Prospectus”) for each Fund. It is expected that the price of a Creation Unit will be at least $1 million. Creation Units will be offered only to broker-dealers that are members of The Depository Trust Company (“DTC”) that sign an agreement governing the offer and settlement of Creation Units (“Authorized Participants”). Sales of Creation Units will be settled against delivery of cash equal to the purchase value. Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a Stock Exchange. The Shares will generally not be redeemable to a Fund unless combined into a Creation Unit and settled, primarily in-kind, as described below.

The Applicants are also requesting that the Order permit certain investment companies and unit investment trusts registered under the Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Exchange Act”) to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(l)(J) from Sections 12(d)(1)(A) and 12(d)(1)(B) apply to: (1) any Fund that is currently or subsequently part of the “same group of investment companies” as the Funds within the meaning of section 12(d)(1)(G)(ii) of the Act, as well as any principal underwriter for the Funds and any broker-dealers selling Shares of a Fund to an Investing Fund (as defined below); and (2) each management investment company or unit investment trust registered under the Act that is not part of the same “group of investment companies” as the Funds within the meaning of Section 12(d)(1)(G)(ii) of the Act1 that enters into a participation agreement with a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts are included in the defined term as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any broker-dealers to sell Shares of the Funds to Investing Funds beyond the limitations mandated by Section 12(d)(1)(B).

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order only to invest in a Fund and not in any other registered investment company.

In connection with the Section 12(d) relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and 17(a)(2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such redemptions with, Investing Funds, Authorized Participants and their blind

[1]	“Same group of investment companies” as used in the Application refers to the definition in Section 12(d)(l)(G)(ii) of the Act.

trusts of which one or more Funds are affiliated persons or affiliated persons of affiliated persons solely as a consequence of such entities’ ownership of 5% or more of a Fund’s voting shares.

The Applicants believe the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

B.    COMPARABILITY TO PRIOR RELIEF GRANTED BY THE COMMISSION

The Commission has previously granted relief to other open-end management investment companies with respect to the operation of actively-managed exchange traded funds (the “Actively-Managed ETF Orders”).2 Unlike the orders granted to permit the operation of index-based exchange traded funds (the “Index-Based ETF Orders”), 3 the Actively-Managed ETF Orders involved exchange traded funds (each, an “ETF”) that select portfolio securities on

[2]

See Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28993 (November 10, 2009) (the “PIMCO Order”); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release No. 28604 (January 16, 2009) (the “Grail Order”); In the Matter of First Trust Advisors L.P. First Trust Portfolios L.P. and First Trust Exchange-Traded Fund III, Investment Company Act Release No. 28468 (October 27, 2008); In the Matter of WisdomTree Trust, et al., Investment Company Act Release No. 28471 (October 27, 2008) (“WisdomTree Order II”); In the Matter of Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28467 (October 27, 2008); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 28173 (February 27, 2008) (the “BGFA Order”); In the Matter of Bear Stearns Asset Management, Inc., et al., Investment Company Act Release No. 28172 (February 27, 2008) (the “Bear Stearns Order”); In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28171 (February 27, 2008) (the “PowerShares Active Order”); and In the Matter of WisdomTree Trust, et al., Investment Company Act Release No. 28174 (February 27, 2008) (the “WisdomTree Order I”).

[3]

See e.g., In the Matter of ShariahShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 29130 (February 22, 2010); In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28752 (June 1, 2009); In the Matter of NETS Trust, et al., Investment Company Act Release No. 28195 (March 17, 2008); In the Matter of Javelin Exchange-Traded Trust, et al., Investment Company Act Release No. 28367 (August 26, 2008); In the Matter of Global X Funds, et al., Investment Company Act Release No. 28433 (October 3, 2008); In the Matter of HealthShares, Inc., et al., Investment Company Act Release No. 27594 (December 7, 2006); In the Matter of Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27483 (September 18, 2006); In the Matter of ProShares Trust, et al., Investment Company Act Release No. 27394 (June 13, 2006); In the Matter of Van Eck Associates Corporation. et al., Investment Company Act Release No. 27311 (May 2, 2006); In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27068 (September 20, 2005);

an actively-managed basis rather than correspond to the price and yield performance of a particular securities index.

For the most part, the relief requested in this Application and the conditions imposed on the Applicants are similar to that of the Actively-Managed ETF Orders. The Funds, however, will not make their holdings and trading activity known to market participants on a daily basis, as discussed in more detail below. Rather, they will disclose their holdings in accordance with normal disclosure requirements otherwise applicable to open-end investment companies registered under the Act.4 In addition, under certain circumstances, investors will be able to redeem Shares directly from a Fund for a limited time if certain events occur, as described in more detail below. While the Funds are nontransparent ETFs, Applicants do not believe that the Funds raise any significant new regulatory issues or that the lack of disclosure regarding a Fund’s portfolio holdings on daily basis will in any way make the Fund more susceptible to

In the Matter of Fidelity Commonwealth Trust, et al., Investment Company Act Release No. 26178 (September 12, 2003); In the Matter of Rydex ETF Trust, et al., Investment Company Act Release No. 25970 (March 25, 2003); In the Matter of PowerShares Exchange-Traded Fund Trust. et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”); In the Matter of UBS Global Asset Management (US) Inc., et al., Investment Company Act Release No. 25767 (October 11, 2002) (the “UBS Order”); In the Matter of ETF Advisors Trust, et al., Investment Company Act Release No. 25759 (September 27, 2002); In the Matter of Nuveen Exchange-Traded Index Trust, et al., Investment Company Act Release No. 25451 (March 4, 2002); In the Matter of Vanguard Index Funds. et al., Investment Company Act Release No. 24789 (December 12, 2000), as subsequently amended (the “Vanguard Order”); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as subsequently amended; In the Matter of Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998), as subsequently amended; In the Matter of The Foreign Fund, Inc., et al., Investment Company Act Release No. 21803 (March 6, 1996), as subsequently amended (the “Foreign Order”); In the Matter of CountryBaskets Index Fund, Inc., et al., Investment Company Act Release No. 21802 (March 5, 1996) (the “CountryBaskets Order”). See also In the Matter of BLDRS Funds Trust, et al., Investment Company Act Release No. 25797 (November 8, 2002); In the Matter of Diamonds Trust, et al., Investment Company Act Release No. 22979 (December 30, 1997); In the Matter of Nasdaq-100 Trust, et al., Investment Company Act Release No. 23702 (February 22, 1999) (the “Nasdaq-100 Order”); In the Matter of MidCap SPDR Trust Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap SPDR Order”); In the Matter of SPDR Trust Series I, Investment Company Act Release No. 19055 (October 26, 1992) (the “SPDR Order”) and In the Matter of SuperTrust Trust for Capital Market Fund, Inc. Shares, et al., Investment Company Act Release No. 17809 (October 19, 1990) (the “SuperTrust Order”).

[4]	See, e.g., Bear Stearns Order; PowerShares Active Order; WisdomTree Order I and BGFA Order, supra, note 2.

manipulation for the benefit of one group over another. Rather, Applicants believe that the availability of real-time pricing information will allow market participants to hedge trading exposures in Shares effectively and permit the efficient trading of Shares in the marketplace without the need for daily disclosure of the Funds’ portfolio holdings. Further, Applicants believe that nontransparency avoids the risks of “front running” and “free riding” to which actively-managed funds that disclose their holdings are subject.

In addition, since Creation Units will be created solely by the deposit of cash and will typically be redeemed by distributing securities of the Fund’s portfolio to a blind trust that will liquidate the portfolio securities in accordance with instructions from the Authorized Participant redeeming Shares, neither the Adviser nor the Fund Subadviser will be able to cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent applicable restrictions under the Act.

Because the investment objectives of the Funds generally will not be based on the performance of an underlying index, this Application addresses not only the customary issues raised by an index-based ETF, but also the additional issues the Commission has raised with respect to an actively-managed ETF.5 Certain requested relief also is consistent with the Commission’s recent proposal that would permit index-based and transparent actively-managed ETFs to operate without the need to obtain an exemptive order from the Commission (the “Proposed ETF Rule”).6

[5]	See Investment Company Act Release No. 25258 (November 8, 2001) (the “Concept Release”).

[6]	See Investment Company Act Release No. 28193 (March 11, 2008) (the “Proposing Release”).

II.    BACKGROUND

A.    THE APPLICANTS

Spruce ETF Trust is a Delaware business trust that will be registered with the Commission as an open-end management investment company. The Trust is organized as a series fund with multiple separate Funds. Each Fund intends to operate as an ETF. The Trust will offer the following Funds:

•	Large Cap Fund;

•	Large Cap Value Fund;

•	Large Cap Growth Fund;

•	Large/Mid Cap Fund;

•	Large/Mid Cap Value Fund;

•	Large/Mid Cap Growth Fund;

•	Large Cap Long-Short Fund;

•	Large Cap Value Long-Short Fund;

•	Large Cap Growth Long-Short Fund;

•	Large/Mid Cap Long-Short Fund;

•	Large/Mid Cap Value Long-Short Fund;

•	Large/Mid Cap Growth Long-Short Fund; and

•	Large Cap Growth Active Insights Fund.

Each Fund will invest (or, for long-short funds, take short positions) primarily in the 1,200 largest U.S. stocks by market capitalization as determined by The Frank Russell Company annually.7 A summary of each Fund’s investment objective is provided in Appendix A.

[7]	The Funds will not invest in options contracts, futures contracts or swap agreements.

The Trust is overseen by a Board of Trustees (the “Board”) which will maintain the composition requirements of Section 10 of the Act. Each Fund will adopt fundamental policies consistent with the Act and be classified as “diversified” or “non-diversified” under the Act. Each Fund intends to maintain the required level of diversification, and conduct its operations so as to meet the “regulated investment company” (“RIC”) diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).

BlackRock Fund Advisors is the investment adviser to the Funds. The Adviser is registered under the Investment Advisers Act of 1940 (the “Advisers Act”) and is a California corporation, with its principal office located in San Francisco, California. The Adviser is a wholly owned subsidiary of BlackRock Institutional Trust Company, N.A. (“BTC”). BTC is a national bank, which is in turn, an indirect subsidiary of BlackRock, Inc. The Adviser, subject to the oversight and authority of the Board, will manage the investment program for each Fund, oversee the implementation of such investment program, and arrange for other necessary services for each Fund, including (through BlackRock Investments, LLC) for distribution services. The Adviser may recommend to the Board that a Fund’s investment program can best be implemented through a Fund Subadviser and (with the consent of the Board and any necessary shareholder consent) retain such Fund Subadviser, or may determine not to hire any Fund Subadvisers if it believes it can best implement each Fund’s investment program directly.

If the Board determines that it is in the interests of any Fund for such Fund to lend its securities, it is contemplated that (subject to Board approval and consistent with the requirements of the Act and Commission order), BTC will act as securities lending agent (“Securities Lending Agent”) for the Funds. The Trust and the Securities Lending Agent will comply with the Commission staff’s guidelines regarding the lending of portfolio securities of an open-end investment company, as well as the terms and conditions of a Commission order applicable to BTC and its activities as securities lending agent for funds advised by BFA.

Applicants note that other affiliates of the Adviser or a Fund Subadviser may be hired to provide necessary services to a Fund, such as administration, to the extent consistent with the Act and subject to the approval of the Board.

BlackRock Investments, LLC (the “Distributor”), a Delaware limited liability company and broker-dealer registered under the Exchange Act, is the principal underwriter and distributor of Shares.

Each Fund will appoint an administrator (the “Administrator”), custodian (the “Custodian”), fund accountant (the “Fund Accountant”), transfer agent (the “Transfer Agent”) and dividend disbursing agent (the “Dividend Disbursing Agent”). The Custodian will also act as the trustee for each blind trust for the benefit of an Authorized Participant. The performance of their duties and obligations will be conducted within the provisions of the Act and the rules thereunder.

The Distributor will be an affiliate of the Adviser. Each of the Administrator, Adviser and Distributor may be affiliates of Fund Subadvisers.

B.    OPERATION OF THE FUNDS

The Index-Based ETF Orders permitting exchange traded investment companies have involved investment companies with portfolio securities selected to correspond to the price and yield performance of a particular securities index. The Actively-Managed ETF Orders have permitted exchange traded investment companies to hold an actively-managed portfolio that is fully transparent to market participants. The relief requested herein is similar to the relief granted in the Index-Based and Actively-Managed ETF Orders, except that (1) the Funds will not make their holdings and trading activity known to market participants, except in accordance with disclosure requirements otherwise applicable to open-end investment companies registered under the Act; (2) in connection with redemptions of Creation Units, the delivery of any portfolio securities in kind will generally be effected through a blind trust for the benefit of the redeeming Authorized Participant and the blind trust will liquidate the portfolio securities without disclosing the identity of such securities to the Authorized Participant; and (3) a Fund’s Shares will be redeemable to the Fund for a limited period following certain circumstances, as described in more detail below. In seeking to achieve their investment objectives, the Funds will utilize non-transparent “active” management strategies.

C.    CAPITAL STRUCTURE AND VOTING RIGHTS: BOOK-ENTRY

Each Fund will have one class of Shares. Each shareholder will have one vote per Share with respect to matters regarding the Trust or the Fund for which a shareholder vote is required, consistent with the requirements of the Act and the rules promulgated thereunder and relevant Delaware law.

Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. DTC, a limited-purpose trust company organized under the laws of the State of New York, or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interest, sometimes referred to herein as “Beneficial Owners”) will be shown on the records of financial institutions. Beneficial Owners will exercise their rights in Shares indirectly through DTC or DTC participants consisting of certain broker-dealers, banks, trust companies and other eligible intermediaries (“DTC Participants”). All references herein to owners or shareholders will reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner will have the right to receive a certificate representing Shares. Delivery of notices, statements, shareholder reports and other communications from a Fund to Beneficial Owners will generally be at the Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.

D.    STOCK EXCHANGE LISTING

The Trust intends to submit an application to list Shares, which will be traded in the secondary market in the same manner as other equity securities, on a Stock Exchange. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., the Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares. Neither the Distributor nor any other affiliated person of the Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares (other than Authorized Participants who may be “affiliates” of a Fund pursuant to Section 2(a)(3)(A) and Section 2(a)(3)(C) of the Act solely as a consequence of beneficial ownership of 5% or more of the Fund’s voting shares). It is expected that each Stock Exchange will appoint one or more specialist dealers or designated liquidity providers to the Shares, in accordance with its trading practices and rules.

Shares may be cross-listed on one or more foreign security exchanges. Each Fund will seek to comply with the rules and regulations of the specific exchanges on which it trades.

E.    SALES OF SHARES

1.    General

a.    Creation Units – Orders and Valuation

A Fund will issue Shares through the Distributor on a continuous basis at net asset value (“NAV”),8 but only in Creation Units to Authorized Participants. The issuance of Creation Units will operate in a manner substantially identical to that of the ETFs that are the subject of prior

[8]	The Applicants note that each Fund will have in place procedures that provide for the fair valuation of portfolio securities in calculating NAV.

Commission orders and, in particular, certain fixed-income ETFs that issue shares solely for settlement in cash.

A Fund will issue Shares only at the NAV9 per Share next determined after an order in proper form is received. The Trust will sell and redeem Creation Units of the Fund on each such day and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than as provided by Section 22(d) of the Act (each such day, a “Business Day”). Each Fund will always have a fixed number of Shares in a Creation Unit as specified in its Prospectus.

An Authorized Participant must be a DTC Participant that has signed an agreement with the Distributor with respect to creations and redemptions of Creation Units (a “Participant Agreement”). The Distributor will furnish acknowledgements to those placing such orders that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form, as described in a Fund’s Prospectus or SAI.

The NAV of each Fund is expected to be determined once each Business Day at a time determined by the Board, currently anticipated to be as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) (ordinarily 4:00 p.m. Eastern time) (the “Valuation Time”). Each Fund will establish a cut-off time (“Order Cut-Off Time”) for Creation Unit purchase orders in proper form. To initiate an order for a Creation Unit of Shares, an Authorized Participant must submit to the Distributor an irrevocable order to purchase such Creation Unit after the most recent prior Valuation Time but not later than the Order Cut-Off Time. The Order Cut-Off Time for a Fund may be its Valuation Time, or may be prior to the Valuation Time if the

[9]

The Applicants anticipate that the initial NAV for each Fund will be established at approximately $50 per Share. The Trust reserves the right to declare a stock split, or a reverse stock split, for any Fund’s Shares if the trading price over time deviates significantly from such price.

Board determines that an earlier Order Cut-Off Time for purchase of Creation Units is necessary and is in the best interests of Fund shareholders. It is anticipated that Funds may adopt Order Cut-Off Times prior to their Valuation Time in order to make arrangements for any securities borrowing transactions consistent with a Fund’s investment strategy that may be necessary in light of purchases of Creation Units and in a manner consistent with orderly portfolio management. An early Order Cut-Off Time will allow the Adviser to net creations and redemptions and facilitate borrowing securities in an efficient manner. Further, an early order cut off time would permit the Adviser to enter into short sales in a Long-Short Fund on the same business day as when there is creation activity.

Purchases of Creation Units will be settled in cash for an amount equal to the applicable NAV per Share purchased plus applicable transaction fees, as discussed below.

b.    Creation Units – Transaction Fees

The Trust may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with the purchase or redemption of Creation Units. The exact amounts of any such Transaction Fees will be determined by the Adviser. The purpose of the Transaction Fees is to protect the continuing shareholders against possible dilutive transactional expenses, including operational processing and brokerage costs, associated with establishing and liquidating portfolio positions, including short positions, in connection with the purchase and redemption of Creation Units. The Applicants believe that imposing Transaction Fees will best respond to market needs and help to defray certain costs that would otherwise be borne by the Trust, such as custodian transaction fees and various other Fund overhead costs and fund accounting costs.

From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for the purchase or redemption of Creation Units may be increased, decreased or otherwise modified. Such Transaction Fees will be limited to amounts that will have been determined by the Adviser to be appropriate and will take into account transaction and operational processing costs associated with the recent purchases and sales of the equity securities held by the Trust. In all cases, such Transaction Fees will be limited in accordance with then-existing requirements of the Commission applicable to management investment companies offering redeemable securities.

c.    Purchases of Shares – Secondary Market

Only Authorized Participants will be able to acquire Shares at NAV directly from a Fund through the Distributor. Other investors will only be able to acquire Shares in secondary market transactions at prevailing market prices. It is anticipated that Shares will be available for secondary market transactions either directly through Authorized Participants or indirectly when Authorized Participants break down Creation Units into smaller blocks of Shares for resale on a Stock Exchange or otherwise. As discussed in greater detail below, to the extent that an Authorized Participant acquires a Creation Unit with a view toward resale of the Shares, it may be subject to obligations arising under the Securities Act of 1933 (the “Securities Act”).

d.    Section 12(d)(1) Disclosure

The Shares are shares of an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Trust or in the secondary market, will be subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits investment companies to invest in the Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the investment company enter into an agreement with the Fund regarding the terms of the investment. Disclosure to this effect will be made in each Prospectus.

2.    Settlement of Purchased Creation Units

Subsequent to the acceptance of an order to purchase a Creation Unit and the receipt of proper payment therefor, the Trust will be instructed to initiate delivery of the appropriate number of Shares to the book-entry account specified by the entity placing the order in the manner described below. The Distributor will be responsible for issuing or causing the issuance of confirmations of acceptance, and delivering the Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the acknowledgements of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Administrator.

Payment with respect to the purchase of Creation Units placed through the Distributor will be made in cash. The purchaser will make a cash payment in accordance with DTC procedures on the third DTC settlement day following the date on which the request was accepted by the Distributor (T+3).

3.    Placement of Creation Unit Purchase Orders

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An Authorized Participant is not required to be a member of a Stock Exchange.

The entire required cash payment must be transferred in the manner set forth in the Participant Agreement,10 by the specified time on the third DTC settlement day following the day it is transmitted (the “Transmittal Date”).

4.    Rejection of Purchase Orders for Creation Units

[10]	It is anticipated that cash will be delivered to the Fund and Shares delivered to the Authorized Participant in a delivery versus payment transaction through DTC.

As noted above, the Trust or Distributor may reject any order to purchase Creation Units of the Fund that is not submitted in proper form on the Transmittal Date. In addition, the Trust, the Distributor or their agents on behalf of the Fund may reject any purchase order, if:

•	the purchaser or purchasers, upon obtaining the Creation Units so ordered, would own 80% or more of the outstanding Shares of a Fund;

•

the value of the Creation Units to be purchased exceeds a purchase authorization limit afforded to the Authorized Participant by the Custodian and the Authorized Participant has not deposited an amount in excess of such purchase authorization with the Custodian prior to a time specified by the Trust on the Transmittal Date;

•	the acceptance of the purchase order would, in the opinion of counsel, be unlawful;

•	the acceptance of the purchase order would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Fund or the shareholders of the Fund; or

•

there exist circumstances outside the control of the Trust that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Adviser, the Transfer Agent, the Custodian, the Distributor, DTC or any other participant in the purchase process, and similar extraordinary events.

F.    PRICING OF FUND SHARES

The secondary market price of Shares trading on a Stock Exchange will be based on a current bid/ask market. The secondary market price of Shares, like the price of all traded securities, will be determined by supply and demand and will be affected by the current value of the portfolio investments held by a Fund. Thus, Shares will be available for purchase or sale on an intraday basis on a Stock Exchange at prices that will not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on a Stock Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares.

No secondary sales will be made to broker-dealers at a concession by the Distributor or by the Trust. Purchases or sales of Shares on a Stock Exchange by an investor will be subject to customary brokerage fees or commissions and charges levied by the investor’s broker-dealer.

The Applicants believe that the existence of a continuous trading market on a Stock Exchange for Shares, together with the publication by the Stock Exchange of the current Indicative Intraday Value (“IIV”) of the Fund as described below, will be features of the Trust particularly attractive to certain types of investors. The Applicants intend to emphasize these features in the marketing of Shares.

G.    REDEMPTION

1.    General

Beneficial Owners may sell their Shares in the secondary market, but generally must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Distributor, which will act as the Trust’s agent for redemption. Redemption orders must be placed by or through an Authorized Participant, except under certain limited circumstances described below under “Small Allotment Redemption Option.”

2.    Authorized Participant Redemption

The Shares will not be redeemable to a Fund unless combined into a Creation Unit, except pursuant to the Small Allotment Redemption Option (as defined below). Redemption orders of Creation Units must be placed by or through an Authorized Participant (“AP

Redemption Order”). Each Fund will establish an Order Cut-Off Time for redemption orders of Creation Units in proper form. Creation Units of the Fund will be redeemable at their NAV per Share next determined after receipt of a request for redemption by the Trust in the manner specified below before the Order Cut-Off Time. To initiate an AP Redemption Order, an Authorized Participant must submit to the Distributor an irrevocable order to redeem such Creation Unit after the most recent prior Valuation Time but not later than the Order Cut-Off Time. The Order Cut-Off Time for a Fund may be its Valuation Time, or may be prior to the Valuation Time if the Board determines that an earlier Order Cut-Off Time for redemption of Creation Units is necessary and is in the best interests of Fund shareholders. An earlier Order Cut-Off Time is primarily necessary because of the redemption process for the Funds. It is contemplated that Authorized Participants will instruct the trustee of the blind trusts to liquidate redemption securities in market on close orders on the date of redemption so that Authorized Participant’s can realize redemption proceeds as close to the Fund’s NAV on the redemption date as possible. In order to allow the Adviser sufficient time to identify the redemption securities, transfer the redemption basket of portfolio securities to the blind trusts and permit the trustee adequate time to process liquidation transactions in accordance with the Authorized Participant’s instructions, it will likely be necessary to employ an Order Cut-Off Time prior to that time to allow such actions to take place. It is anticipated that all Funds will adopt Order Cut-Off Times for redemptions prior to their Valuation Time in order to facilitate the timely identification and notice to the trustee of the blind trusts (as described below) of securities to be redeemed in-kind. Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except for: (1) any period during which the NYSE is closed other than customary weekend and holiday closings, (2) any period during which trading on the NYSE is restricted, (3) any period during which an emergency exists as a result of which disposal by the company of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to determine its NAV, and (4) for such other periods as the Commission may by order permit for the protection of shareholders.

Redemptions will occur primarily in-kind, although redemption payments may also be made partly or wholly in cash.11 The Participant Agreement signed by each Authorized Participant will require establishment of a blind trust to receive distributions of securities in-kind upon redemption.12 Each Authorized Participant will be required to appoint the Custodian as trustee of its blind trust in order to facilitate orderly processing of redemptions. While the Fund will generally distribute securities in-kind, the Adviser may determine from time to time that it is not in the Fund’s best interests to distribute securities in-kind, but rather to sell securities and/or distribute cash. For example, the Adviser may distribute cash to facilitate orderly portfolio management in connection with rebalancing or transitioning a portfolio in line with its investment objective, or if there is substantially more creation than redemption activity during the period immediately preceding a redemption request, or as necessary or appropriate in accordance with applicable laws and regulations. In this manner, the Fund can use in-kind redemptions to reduce the unrealized capital gains that may, at times, exist in the Fund by distributing low cost lots of each security that the Fund needs to dispose of to maintain its

[11]	It is anticipated that any portion of a Fund’s NAV attributable to appreciated short positions will be paid in cash, as securities sold short are not susceptible to in-kind settlement. The value of other positions not susceptible to in-kind settlement may also be paid in cash.

[12]	The terms of the blind trust will be set forth as an exhibit to the Participant Agreement, which will be signed by each Authorized Participant. The Applicant expects that the terms of the blind trust will provide that the trust be formed under either New York or Massachusetts State law; the Custodian will act as trustee of the blind trust; and the trustee will be paid by the Authorized Participant a fee negotiated by the Adviser on behalf of Authorized Participants.

desired portfolio exposures. Shareholders of a Fund would benefit from the in-kind redemptions through the reduction of the unrealized capital gains in the Fund that would otherwise have to be realized and, eventually, distributed to shareholders. The redemption basket will consist of the same securities for all Authorized Participants on any given day subject to the Adviser’s ability to make minor adjustments to address odd lots, fractional shares, tradeable sizes or other situations as discussed below.

After receipt of an AP Redemption Order, the Custodian will typically deliver securities to the blind trust (which securities are determined by the Adviser) with a value approximately equal to the value of the Shares13 tendered for redemption at the Cut-Off time. The Custodian will make delivery of the securities by appropriate entries on its books and records transferring ownership of the securities to the blind trust, subject to delivery of the Shares redeemed. The trustee of the blind trust will in turn liquidate, hedge or otherwise manage the securities based on instructions from the Authorized Participant.14 If the trustee is instructed to sell all securities received at the close on the redemption date, the trustee will pay the liquidation proceeds net of expenses plus or minus any cash balancing amount to the Authorized Participant through DTC.15

[13]	If the NAV of the Shares redeemed differs from the value of the securities delivered to the blind trust, the Fund or the blind trust will pay a cash balancing amount to compensate for the difference between the value of the securities delivered and the NAV.

[14]	Because an Authorized Participant would not know the holdings of its blind trust, it is anticipated that such instructions would be generic standing instructions to the trustee. Although an Authorized Participant could, in its sole discretion, provide different standing instructions, it is expected that, in order to realize proceeds from a redemption at a value as close as possible to the redemption’s NAV, all Authorized Participants will likely instruct the trustee of the blind trust to sell all securities received in-kind as redemption proceeds at the close of the market on the date of redemption. For this reason, an Order Cut-Off Time for redemptions is necessary so that the Adviser is able to identify securities to be redeemed in-kind to the Custodian prior to the close of the market on the redemption date.

[15]

Under applicable provisions of the Code, the Authorized Participant is expected to be deemed a “substantial owner” of the blind trust because it receives distributions from the blind trust. As a result, all income, gain or loss realized by the blind trust will be directly attributed to the Authorized Participant. In a redemption, the Authorized Participant will have a basis in the distributed securities equal to the fair market value at the time of the distribution and any gain or loss realized on the sale of those Shares will be taxable income to the Authorized Participant.

The redemption securities that the blind trust receives may mirror the portfolio holdings of the Fund pro rata or, if the Adviser or a Fund Subadviser determines to reduce one or more portfolio exposures through an in-kind distribution, may constitute only a portion of the holdings that would not be proportionate to the overall portfolio holdings of the Fund. To the extent a Fund distributes portfolio securities through an in-kind distribution to more than one blind trust for the benefit of that trust’s Authorized Participant, the Fund expects to distribute a pro rata portion of the portfolio securities selected for distribution to each redeeming Authorized Participant.

The Adviser would be free to select redemption securities that do not represent an exact slice of a Fund’s portfolio on any given day, so long as each Authorized Participant redeeming on a given day receives the same set of redemption securities on such day. The Adviser might choose to select redemption securities that do not represent an exact slice of a Fund’s portfolio in order to effectively implement changes to the Fund’s portfolio composition, take advantage of tax strategies or address corporate actions. This freedom will benefit Beneficial Owners because the Advisor can use redemption events to liquidate unwanted positions without incurring brokerage charges or taxable gains. To address odd lots, fractional shares, tradeable sizes or other situations where dividing securities is not practical or possible, the Adviser may make minor adjustments to the pro rata portion of portfolio securities selected for distribution to each redeeming Authorized Participant on such business day.

The Trust will accept an AP Redemption Order in proper form. An AP Redemption Order is subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares. At the time of settlement, an Authorized Participant will initiate a delivery of the Shares versus subsequent payment against the proceeds, if any, of the sale of portfolio securities distributed to the blind trust plus or minus any cash balancing amounts, and less the expenses of liquidation. The Trust, on behalf of a Fund, will maintain a security interest in the assets of a blind trust and, under applicable documentation, will be entitled to such assets in the event an Authorized Participant fails to make timely delivery of redeemed Shares.

2.    Small Allotment Redemption Option

Beneficial Owners may submit orders to redeem Shares at NAV directly to a Fund for a limited period following circumstances in which the secondary market price for the Shares at the Valuation Time has deviated from NAV within specified parameters described below (“Small Allotment Redemption Option”).

A Beneficial Owner will be able to place an order directly to a Fund if, for 10 consecutive Business Days, the midpoint of the national best bid/offer spread at the time of calculation of the NAV of the Fund has a discount of 5% or greater from NAV (the “Trigger Event”). Following a Trigger Event, all Beneficial Owners of a Fund will have the option, beginning on the first Business Day after a Trigger Event and ending 15 calendar days following the Trigger Event (the “Small Allotment Redemption Notice Period”), to instruct the DTC Participant through which they hold Shares to submit an order to redeem Shares directly from the Fund (“Small Allotment Redemption Order”). Redemption proceeds in connection with any Small Allotment Redemption Option will be distributed in cash. Any Beneficial Owner may submit a Small Allotment Redemption Order during the Small Allotment Redemption Notice Period, but may only submit an amount of Shares for redemption smaller than a Creation Unit. During the Small Allotment Redemption Notice Period, redemptions of Creation Units by and through Authorized Participants will remain available.

On each Business Day during the Small Allotment Redemption Period, a Fund will process all Small Allotment Redemption Orders received at the NAV of the Fund next calculated following submission of the Small Allotment Redemption Order in proper form, subject to a redemption fee for administering and processing such orders, not to exceed 2%. The date the Small Allotment Redemption Order is received in proper form will be the redemption date with respect to those Shares (the “Redemption Date”). Each Fund will establish a cut-off time for Small Allotment Redemption Orders in proper form, which may be earlier than the time of calculation of the NAV in order to facilitate the timely submission of such orders from DTC to the Transfer Agent, in its capacity as the redemption agent for the Funds, for processing the order at NAV on each applicable Redemption Date. All instructions from Beneficial Owners to their DTC Participants to submit a Small Allotment Redemption Order in proper form will be processed by the DTC Participant and submitted through DTC as long as it is received prior to the cut-off time, resulting in an aggregated redemption order received by the Transfer Agent from DTC on that Business Day. Any redemption instructions submitted by a DTC Participant on behalf of Beneficial Owners to DTC and received in proper form by the Transfer Agent/Redemption Agent shall be irrevocable. Only Small Allotment Redemption Orders for an amount of Shares smaller than a Creation Unit will be considered in proper form.

The date of payment upon redemption will not exceed seven days after the Redemption Date, other than as provided by Section 22(d) of the Act. The cash proceeds from any Small Allotment Redemption Order received are generally expected to be delivered through DTC to the applicable DTC Participant’s account at DTC. The DTC Participant will in turn deposit the proceeds in the Beneficial Owner’s account or the account of the financial institution carrying the account of the Beneficial Owner.

Upon the occurrence of a Trigger Event, a Fund will notify Beneficial Owners of the their ability to place a Small Allotment Redemption Order by (a) issuing a press release, (b) delivering notice, via the Transfer Agent and DTC, to the DTC Participant, and (c) posting information about the Small Allotment Redemption Notice Period on the Fund’s website. Notice delivered through DTC will closely resemble existing DTC processes commonly used to notify beneficial shareholders with respect to corporate actions that require shareholder response or action.16 Following notice to DTC of the Trigger Event, owners of record of a Fund (which are also DTC Participants) are then expected to use their standard notification procedures to disseminate the necessary information to Beneficial Owners to participate in the Small Allotment Redemption Option, in accordance with Commission and Stock Exchange requirements and pursuant to any agreement between a DTC Participant and the Beneficial Owner.17 Shareholders who wish to place a Small Allotment Redemption Order should so instruct their intermediary. If the intermediary is a DTC Participant, it will notify DTC (and, through DTC, the Transfer Agent) of any Small Allotment Redemption Orders received from Beneficial Owners and deliver Shares to be redeemed to the Transfer Agent at an account maintained at DTC for such purpose.18

[16]	Based on Applicants’ current understanding of DTC processes for corporate actions, Applicants expect that the Transfer/Redemption Agent will transmit files to the DTC providing the necessary information for DTC to initiate the Small Allotment Redemption Notice Period. The DTC will validate the information and will send a confirmation back to the Transfer/Redemption Agent that the Small Allotment Notice Period has commenced. The DTC will then transmit information about the commencement of the Small Allotment Notice Period to broker-dealers to notify the Beneficial Owners.

[17]	See e.g., Financial Industry Regulatory Authority (“FINRA”) Rule 2251, which requires members to forward issuer-related materials to a beneficial owner if the member carries the account for such beneficial owner. Applicants believe that broker-dealers that own Shares in an account at DTC will be required under such rule to forward notice of the Trigger Event and the opening of the Small Allotment Redemption Notice Period to all customers who are Beneficial Owners.

[18]	The Applicants believe that for non-DTC Participants, a similar process will apply through their clearing firms. For example, in the case of a broker-dealer intermediary that is not a DTC Participant, the Applicants expect that the intermediary will notify its clearing firm of any Small Allotment Redemption Orders received from

No more than one Small Allotment Redemption Notice Period may exist for any one Fund at any time. In the event that a Trigger Event still exists after a Small Allotment Redemption Notice Period has ended, a subsequent Small Allotment Redemption Notice Period will commence on the first Business Day following the last Business Day of the previous Small Allotment Redemption Notice Period. Any Small Allotment Redemption Order placed during the subsequent Small Allotment Redemption Notice Period will be subject to the same processes and requirements applicable to a Small Allotment Redemption Order placed during the previous Small Allotment Redemption Notice Period.

The Small Allotment Redemption Option will be subject to Board oversight. The Small Allotment Redemption Option will be included in the organizational documents or resolutions of the Funds before the commencement of operations.

H.    QUALIFICATION AS A REGULATED INVESTMENT COMPANY

The Funds intend to qualify for and to elect treatment as RICs for U.S. federal income tax purposes, with the result that the Funds effectively will be treated as if each were a separate entity and each will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

I.    DIVIDENDS, DISTRIBUTIONS AND TAXES

The Funds will accrue interest and expenses daily and pay the net amount accrued during each month to record holders as of the last business day of each month. All distributions will be paid in cash. Distributions to taxable shareholders are subject to federal taxes. Monthly

Beneficial Owners. The clearing firm will, in turn, notify DTC (and, through DTC, the Transfer/Redemption Agent) of the Small Allotment Redemption Orders and deliver Shares to be redeemed to the Transfer Agent at an account maintained at DTC for such purpose.

distributions will be comprised of interest accrued on a Fund’s assets less expenses (“Net Income”). Authorized Participants redeeming Shares will receive all accrued Net Income through the date of redemption. The Funds anticipate that most of its dividends will consist of ordinary income.

It is the Funds’ intention to distribute substantially all of their Net Income over the course of the year. If, in any year, a Fund’s earnings and profits are less than the amount distributed in such year, the difference could result in a return of capital to Beneficial Owners for tax purposes.

Net long- and short-term capital gains will be distributed to Beneficial Owners at least annually. It is anticipated that most of the Funds’ capital gains will be short-term capital gains.

Distributions to Beneficial Owners will be made pro rata according to the Shares owned. Distributions will be made through DTC and the DTC Participants to Beneficial Owners then of record with proceeds received from a Fund.

The Funds (1) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (2) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of a Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

J.    DIVIDEND REINVESTMENT SERVICE

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds. Broker-dealers may, however, offer a dividend reinvestment service that uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will likely be an expense borne by the individual Beneficial Owners participating in such a service.

K.     OPERATIONAL FEES AND EXPENSES

All expenses incurred in the operation of the Trust will be borne by the Trust and each Fund, except to the extent specifically assumed by the Adviser, the Administrator or some other party. Such expenses may include, but will not be limited to, the following: investment advisory fees, fund accounting and administration fees, custody fees, brokerage commissions, registration fees of the Commission, state “blue sky” fees (to the extent applicable), Stock Exchange listing fees, licensing fees, the costs of preparing, printing and mailing Prospectuses only relevant to a Fund, and other costs properly payable by the Fund. Also, such expenses may include, but will not be limited to, the following: fees and expenses of the Trustees who are not “interested persons” (as defined in the Act) of the Trust, legal and audit fees, licensing fees, administration and accounting fees, costs of preparing, printing and mailing SAIs, semi-annual and annual reports, proxy statements and other documents required for regulatory purposes and for distribution to existing shareholders, transfer agent fees and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to the Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or another party. The organization and offering costs of the Trust incurred in connection with the issuance of the Shares prior to their public offering may be assumed, in whole or in part, by the Adviser or may be advanced by the Adviser or another party. The Trust will expense organization costs, if not assumed by the Adviser, as they are incurred.19 Advanced amounts, if any, will begin to be

[19]	Organization costs may include legal services pertaining to organization of the Trust, service agreements and research and consultation services in connection with the initial meeting of Trustees, as well as audit fees related to the initial registration statement and seed capital audit.

reimbursed by the Trust upon consummation of the initial offering of such Shares. The investment advisory contract with the Adviser, and the fees payable thereunder, will be approved pursuant to Section 15(c) of the Act and will comply with the provisions of the Advisers Act. For its services, the Adviser will receive an advisory fee. The Administrator, Transfer Agent and Custodian will provide certain administrative, transfer agent and custodial services to the Trust for specified fees.

L.     SHAREHOLDER TRANSACTION AND DISTRIBUTION EXPENSES

No sales charges for purchases of Creation Units of a Fund are anticipated to be imposed upon purchases of Creation Units. As indicated above, a Fund may impose a Transaction Fee on those investors purchasing and redeeming Creation Units or a redemption fee under certain limited circumstances. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions.

M.     SHAREHOLDER REPORTS

The Trust will furnish to the DTC Participants for distribution to Beneficial Owners notifications with respect to each distribution and an annual notification as to the tax status of the Fund’s distributions to the DTC Participants for distribution to each Beneficial Owner. The Trust will also distribute its annual report containing audited financial statements. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners.

N.     SALES AND MARKETING MATERIALS

The Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make a Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively-managed exchange traded fund” or “actively-managed ETF.” No Fund marketing materials (other than as required in the then current registration statement on Form N-1A for a Fund (each, a “Registration Statement”)) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

With respect to any marketing or advertising materials, the same approach will be followed. Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not generally individually redeemable and that owners of Shares may generally acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

The Prospectus will also state that while Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit and refer to the SAI for details.

O.     THIRD-PARTY BROKER-DEALER ISSUES

The proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Creation Units will be offered continuously to Authorized Participants. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Registration Statement that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters, and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a brokerage firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Stock Exchange in connection with a sale on the Stock Exchange is satisfied by the fact that the Prospectus is available at the Stock Exchange upon request.

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers, and will make generally known among the broker-dealer community that a current version of the Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver such

Prospectus and SAI for a Fund to the Stock Exchange, where they will be available for review by investors.

P.     AVAILABILITY OF INFORMATION REGARDING THE FUNDS

1.     General

The daily NAV for the Fund on a per-Share basis will be calculated and disseminated publicly each Business Day. The most recent NAV will be made available on a publicly-available website maintained by the Adviser or Administrator.

2.     IIV

The Stock Exchange on which a Fund is primarily listed will disseminate, during regular trading hours, through the facilities of the Consolidated Tape Association or other widely disseminated means, the IIV for each Fund on a per-Share basis every 15 seconds (or other periodic interval that may be specified by the Stock Exchange’s rules, as approved by the Commission). The IIV is designed to provide investors and market participants with an intraday indicative value for the Shares. While it is anticipated that the IIV will accurately represent the current value of the Funds’ holdings (including accrued liabilities), it is not intended as a “real-time NAV” and (unlike a Fund’s actual NAV) will not include any extraordinary expenses or liabilities booked during the day. Although the calculation agent will not guarantee the accuracy of the IIV, the contract with the calculation agent will require that it use commercially reasonable efforts to calculate the IIV correctly, and update the calculation in a timely manner, based on the information provided to it by the Trust. The Adviser will be responsible for monitoring the accuracy of the IIV calculation, in connection with which the Adviser will use commercially reasonable efforts to assure that the calculation agent has an accurate listing of all securities in each Fund’s portfolio as of the beginning of trading on each day the Fund is traded. Each Fund will enter into a contractual agreement with a calculation agent to provide services, provide the same portfolio information to the calculation agent as is provided for calculation of its NAV and provide such information in a secure, confidential and electronic manner.

The Funds’ calculation agent(s) will calculate the IIV throughout the trading day for the Fund by dividing the “Estimated Fund Value” as of the time of the calculation by the number of total Shares outstanding. “Estimated Fund Value” is the sum of the estimated amount of cash held in a Fund’s portfolio and the current value of the long and short securities positions in the Fund’s portfolio, minus the amount of accrued liabilities. All equity securities will be valued by the calculation agent at the most recently received consolidated last sale price. In the event last sale prices for a security become unavailable during a trading day, the calculation agent would use the last available sale price until the security is fair valued by the Fund.

3.     Additional Information and Data

The Trust expects to maintain a website that will display the Prospectus and additional quantitative information that is updated on a daily basis, including, for each Fund, (1) average daily trading volume, the prior Business Day’s reported closing price, NAV and the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),20 and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. The website and information will be publicly available at no charge.21

Investors interested in a particular Fund can also obtain the SAI, each Fund’s Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Trust’s SAI and Shareholder

[20]	The Bid/Ask Price of a Fund is determined using the consolidated highest bid and the lowest offer as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

[21]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (T) will be booked and reflected in NAV on the current Business Day (T+1). Thus, the IIV calculated throughout the day will be based on the same portfolio as is used to calculate the NAV.

Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on a Stock Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on broker-dealers’ computer screens and other electronic services. The Stock Exchange or other third-party market data vendor will also disseminate a variety of data with respect to Shares on a daily basis, by some widely disseminated means, including information as of the previous day’s close with respect to NAV. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. Information regarding secondary market prices and trading volume of Shares will be broadly available in real time throughout the trading day. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amounts and make no warranty as to their accuracy.

III. FUNDS OF ACTIVELY-MANAGED EXCHANGE TRADED FUNDS

A.     THE INVESTING FUNDS

The Investing Funds will be registered investment companies and registered unit investment trusts that will enter into a participation agreement with a Fund (a “Participation Agreement”) in which they seek to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with, the Adviser.

Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (“Investing Fund Subadviser”). An Investing Management Company may be subadvised by BFA or an affiliate of BFA. Each Investing Fund Adviser and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.

B.     PROPOSED TRANSACTIONS

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the Act. The proposed transactions are, in many respects, similar to the transactions for which exemptive relief was obtained other applicants.22

C.     FEES AND EXPENSES

Shares of the Funds will be sold without sales loads and will have average annual total operating expenses that are expected to be lower than actively-managed mutual funds with similar investment objectives and policies that are not ETFs. Investors, including Investing Funds, who buy and sell Shares through a broker-dealer in secondary market transactions may be charged customary brokerage commissions and charges. The Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be

[22]	See, e.g., In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27845 (May 30, 2007); In the Matter of SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27543 (November 1, 2006); In the Matter of Vanguard Index Funds, et al., Investment Company Act Release No. 27386 (May 31, 2006) (the “Vanguard Order II”); In the Matter of SPDR Trust, Series 1, et al., Investment Company Act Release No. 26419 (April 19, 2004); In the Matter of BLDRS Index Funds Trust, et al., Investment Company Act Release No. 26415 (April 9, 2004) (the “BLDRS Order II”); In the Matter of iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003) (the “iShares Order”); In the Matter of PADCO Advisors, Inc., et al., Investment Company Act Release No. 24722 (October 31, 2000) (the “PADCO Order”); In the Matter of Van Kampen Funds, Inc. and Van Kampen Focus Portfolios, Investment Company Act Release No. 24566 (July 25, 2000); and In the Matter of Schwab Capital Trust, et al., Investment Company Act Release No. 24113 (October 27, 1999) (the “Schwab Order”).

secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset the costs associated with the purchase and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.     CONDITIONS AND DISCLOSURE RELATING TO SECTION 12(D)(1) RELIEF

Like prior applicants, Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not be advised by the Adviser or BFA Affiliate as the Investing Fund Adviser or Sponsor, but may be subadvised by BFA or a BFA Affiliate. To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a Participation Agreement with the Fund. The Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company. The Participation Agreement will further require an Investing Fund that exceeds the 5% or 10% limitations in Sections 12(d)(1)(A)(ii) and 12(d)(1)(A)(iii) to disclose in its Prospectus that it may invest in ETFs, and to disclose, in “plain English,” in its Prospectus the unique characteristics of the Investing Fund investing in ETFs, including but not limited to the expense structure and any additional expenses of investing in ETFs.

IV.     IN SUPPORT OF THE APPLICATION

The Applicants seek an Order from the Commission (1) permitting the Trust as an open-end management investment company to issue Shares that are primarily redeemable in large aggregations; (2) permitting secondary market transactions in Shares at negotiated prices, rather than at NAV; and (3) permitting certain affiliated persons of each Fund to receive securities or other property from each Fund in connection with the redemption of Creation Units.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The Applicants believe that Shares will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities which should encourage diversified investment; provide, in the case of individual Shares, a low-cost diversified security for small- and middle-sized accounts of individuals and institutions that would be available at intraday prices reflecting market conditions rather than only their once-daily NAV price; provide a security that should be freely available in response to market demand; provide competition for comparable products available in the U.S. market; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; provide a tax efficient investment vehicle; and provide an exchange traded diversified portfolio to investors that does not trade at a significant discount to NAV as is frequently the case with closed end mutual funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”23 The Shares would provide an enhanced ETF product available to both retail and institutional investors. As such, the Applicants believe Shares are appropriate for exemptive relief under Section 6(c) of the Act.

The Applicants note that traditional index-based ETFs are no longer novel. The Commission has had an opportunity to review their operation to determine that they would not lead to the abuses that the Act addresses. The Commission has issued several orders permitting index-based ETFs in the Index-Based ETF Orders. Presently, a considerable number of these products are actively traded on Stock Exchanges.

The Applicants do not believe that the lack of a benchmark index will negatively affect the operations of a Fund. The Commission has recently issued orders permitting ETFs that lack a benchmark index in the Actively-Managed ETF Orders. The Commission orders permitting such ETFs require, however, that the ETFs disclose their holdings to the market fully.

This Application differs from such prior Commission orders because it does not contemplate disclosure of portfolio holdings beyond what would otherwise be required for open-end mutual funds. The Applicants believe, however, that the real-time dissemination of a Fund’s IIV, together with the right of Authorized Participants to create and redeem each day at the NAV, will be sufficient for market participants to value and trade Shares in a manner that will not lead to significant deviations between the Shares’ Bid/Ask Price and NAV. In addition, the Small Allotment Redemption Option will permit shareholders holding amounts smaller than a Creation Unit to redeem at NAV in the event there is a significant and persistent negative variance between a Fund’s NAV and the secondary market price of Shares at the Valuation

[23]	See Investment Company Act Release No. 17534 (June 15, 1990).

Time. The pricing efficiency of a Fund does not rest on the ability of market participants to arbitrage between the Shares and the Fund’s portfolio, but rather on the ability of market participants to assess a Fund’s underlying value accurately enough throughout the trading day to hedge trading exposures to Shares effectively. Professional traders buy Shares that they perceive to be trading at a price less than that which will be available at a subsequent time, and sell Shares they perceive to be trading at a price higher than that which will be available at a subsequent time. The Applicants expect that, as part of their normal day-to-day trading activity, market makers assigned to Shares by Stock Exchanges, off-exchange market makers, firms that specialize in electronic trading, hedge funds or other professionals specializing in short-term, non-fundamental trading strategies will assume a risk of being “long” or “short” Shares through such trading and will hedge such risk wholly or partly by simultaneously taking an opposite position in a correlated asset, such as a futures contract or swap based on a market index, or by netting the exposure against other, offsetting trading positions – much as such firms do with existing exchange traded funds and other equities.24 The Applicants believe that disclosure of each Fund’s investment objective and principal investment strategies in its Prospectus, along with the dissemination of real-time IIV, will permit professional investors to engage easily in this type of hedging activity.25

[24]	The mechanics of arbitrage and hedging differ. Prior Rule 10a-1 and Regulation T under the Exchange Act both describe arbitrage as either buying and selling the same security in two different markets or buying and selling two different securities, one of which is convertible into the other. This is also known as a “riskless arbitrage” transaction in that the transaction is risk free since it generally consists of buying an asset at one price and simultaneously selling that same asset at a higher price, thereby generating a profit on the difference. Hedging, on the other hand, involves managing risk by purchasing or selling a security or instrument which will track or offset the value of another security or instrument. Arbitrage and hedging are both used to manage risk; however, they involve different trading strategies.

[25]	Market participants manage risk in a variety of ways. The Applicants expect that market participants will be able to determine how to trade Shares at levels approximating the IIV without taking undue risk by gaining experience with how various market factors (e.g., general market movements, sensitivity of the IIV to intraday movements in interest rates or commodity prices, etc.) affect IIV and finding hedges for their long or short.

The ability of market participants to buy and sell Shares at prices near the IIV is dependent upon their assessment that the IIV is a reliable, indicative real-time value for a Fund’s underlying holdings. The Applicants believe that market participants would accept the IIV as a reliable, indicative real-time value because (1) the IIV will be calculated and disseminated based on a Fund’s actual portfolio holdings (rather than a proxy portfolio), (2) the large and medium capitalization equity securities in which the Funds plan to invest are generally highly liquid and actively traded and therefore generally have accurate real time pricing available and (3) market participants will have a daily opportunity to evaluate whether the IIV at or near the close of trading is indeed predictive of the actual NAV. Because there is less risk of variability between the current IIV and the NAV nearer to the Valuation Time, Applicants expect that the Bid/Ask Price for Shares will initially tend to be less as the market approaches the close and market participants have a very high degree of certainty that they can trade at a level that reflects the current value of the Fund’s holdings. Applicants also expect, however, that market participants will quickly be able to determine, after gaining experience with how various market factors (e.g., general market movements, sensitivity or correlations of the IIV to intraday movements in interest rates or commodity prices, other benchmarks, etc.) affect IIV, how best to hedge long or short positions taken in Shares in a manner that will permit them to provide a Bid/Ask Price for positions in Shares using instruments correlated with such factors. Applicants expect that market participants will initially to determine the IIV’s correlation to a major large capitalization equity benchmark with active derivative contracts, such as the Russell 1000 Index (the “Russell 1000”), and the degree of sensitivity of the IIV to changes in that benchmark. For example, using hypothetical numbers for illustrative purposes, market participants should be able to determine quickly that price movements in the Russell 1000 predict movements in a Fund’s IIV 95% of the time (an acceptably high correlation) but that the IIV generally moves approximately half as much as the Russell 1000 with each price movement. This information is sufficient for market participants to construct a reasonable hedge – buy or sell an amount of futures, swaps or exchange traded funds that track the Russell 1000 equal to half the opposite exposure taken with respect to Shares. Market participants will also continuously compare the intraday performance of their hedge to the Fund’s IIV. If the intraday performance of the hedge is correlated with the IIV to the expected degree, market participants will feel comfortable they are appropriately hedged and can rely on the IIV as appropriately indicative of the Fund’s performance

Shares that is near to the IIV throughout the day. The ability of market participants to accurately hedge their positions should serve to minimize any divergence between the secondary market price of the Shares and the IIV, as well as create liquidity in the Shares.

Although turnover of portfolio securities in the Funds may be higher than that of index-based ETFs (but not necessarily higher than those of non-index ETFs recently approved by the Commission), Shares of the Funds will generally be redeemed in the Creation Units through an in-kind redemption process; therefore, the Funds are expected to be substantially more tax-efficient than existing mutual funds that pursue similar investment strategies. The Funds are relatively tax-efficient investment vehicles to the extent that the Funds can minimize realized capital gains compared to other actively-managed investment companies with similar investment objectives and strategies by selecting lowest cost lots of each security distributed and not effecting sales of appreciated positions within the Funds. The Applicants expect that the vast majority of redemptions will be in Creation Units and that few, if any, redemptions will be submitted through the Small Allotment Redemption Option. Further, because shareholders will typically purchase and sell Shares through secondary market transactions, the Funds should not have the same degree of shareholder recordkeeping and service expenses as mutual funds.

Lastly, the Funds offer a type of actively-managed ETF strategy that provides additional benefits compared to current actively-managed ETF strategies, which are fully transparent with respect to their underlying portfolios. Such transparent actively-managed ETFs are susceptible to “front running” and “free riding” by other investors and/or managers which can harm, and result in substantial costs to, shareholders. The Funds are able to deter such activities by maintaining the confidentiality of their underlying portfolios, which will preserve the benefits of the proprietary management strategies of the Funds for investors.

The Applicants do not believe that the requested relief raises any of the special issues raised in the Concept Release on Actively-Managed Exchange-Traded Funds (the “Concept Release”).26

The Concept Release highlighted several issues that could impact the Commission’s willingness to authorize the operation of an actively-managed ETF, including whether effective arbitrage of the ETF shares exists. The Concept Release identifies the transparency of a fund’s portfolio and the liquidity of the securities in a fund’s portfolio as central to effective arbitrage. However, certain existing ETFs with portfolios of foreign securities have shown their ability to trade efficiently in the secondary market at approximately their NAV even though they do not provide opportunities for traditional “riskless arbitrage” transactions (through the use of a simultaneous specific hedge of the underlying portfolio securities of the ETF) during much of the trading day. Such ETFs have been shown to have pricing characteristics very similar to ETFs that can be arbitraged in this manner. For example, index-based ETFs containing securities that trade during different trading hours than the ETF, such as ETFs that hold Asian stocks, have demonstrated efficient pricing characteristics notwithstanding the inability of market professionals to engage in “riskless arbitrage “with respect to the underlying portfolio for most, or even all, of the U.S. trading day when Asian markets are closed. The Applicants believe that the pricing is efficient because market professionals are still able to hedge their positions with offsetting, correlated positions in derivative instruments during the entire trading day.

Unlike a typical index-based ETF, it is not important that Authorized Participants in the Trust know the securities comprising a Fund’s portfolio. In a typical index-based ETF, it is necessary for Authorized Participants to know what securities must be delivered in a creation or

[26]	See the Concept Release.

received in a redemption in order for the typical in-kind creation and redemption process to function. For the Trust, however, the Authorized Participant’s knowledge of the securities comprising the portfolio of a Fund is not important for purposes of creation and redemption since underlying portfolio securities are not delivered to or received by the Authorized Participant directly. Instead, Authorized Participants will rely on providing or receiving an amount of cash essentially equal to NAV. Creation Units will be created solely by the deposit of cash equal to NAV, and redemptions (while effected in-kind to preserve the tax-efficiency of ETFs) will be capable of being liquidated for cash at values that are extremely close to NAV. The use of cash for creations, and in-kind redemption through a blind trust, preserves the integrity of the active investment strategy and frustrates any potential for “front running.”

As mentioned previously, the ability of market participants to accurately hedge their positions in Shares does not rest on the ability of market participants to anticipate changes in the Fund’s portfolio, but on the calculation of the current spread between the market value of the Fund’s underlying holdings, as accurately reported on a real-time basis through the IIV, and the current Bid/Ask Price of the Shares. Applicants believe that by disclosing only a Fund’s IIV, rather than the Fund’s underlying portfolio securities, the Funds would benefit shareholders by deterring “front running” and “free riding” activities that would likely occur if an actively-managed ETF were to make its underlying portfolio holdings public, while still promoting the efficient secondary market trading of Shares.

Liquidity of the portfolio securities may be important to the Fund when purchasing portfolio securities and to the blind trust when selling redemption securities, but the large and medium capitalization exchange traded equity securities in which the Funds plan to invest will generally be highly liquid and actively traded. The highly liquid nature of these securities should ensure that any sales of redeemed securities by Authorized Participants will not cause undue fluctuation in the NAV of a Fund.27

The Concept Release also expressed concern about the potential for discrimination among actively-managed ETF shareholders if significant deviations were to develop between the secondary market price and the NAV. However, as discussed above, the Applicants believe the dissemination of the IIV calculation will discourage significant deviations between the market price of Shares and a Fund’s intraday value. Because a Fund will generally invest in large and medium capitalization equity securities that are highly liquid and have pricing information readily available in the marketplace, the Fund is able to provide shareholders a reliable IIV calculation and therefore, an effective hedging mechanism. In addition, the Small Allotment Redemption Option ensures that all shareholders may submit orders to redeem Shares at NAV directly to a Fund for a limited period following circumstances in which the secondary market price for the Shares has deviated from NAV within specified parameters.

The Concept Release also expressed concern about potential conflicts of interest. Section 1(b)(2) of the Act states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio

[27]	Although liquidity of both ETF shares and portfolio securities may help facilitate arbitrage, as discussed above, the ability to engage in traditional “riskless” type arbitrage transactions is not necessary to assure that the market prices of Shares will trade approximately at their underlying portfolio value. Rather, it is important that market participants can accurately hedge their positions in Shares. Applicants expect traders to employ methodologies similar to those they use to trade other securities in order to hedge positions in Shares. Traders use basic information regarding the investment objective of the portfolio as well as a variety of market data readily available for all listed securities, including the balance and depth of buy and sell orders, recently executed transactions in both Shares and other comparable securities, limit order information, the prior day’s NAV and the most recent IIV, to make offers to buy or sell Shares, and to hedge within reasonable tolerances any exposure to Fund Shares acquired through such market making activity. Traders do not require knowledge of the securities comprising the underlying portfolio of the Fund in order to make liquid markets so long as they can hedge their positions accurately. Applicants expect traders will likely utilize correlations or other sensitivities against the IIV as a relevant benchmark to assess the accuracy of their hedges (e.g. correlations of the IIV against a major large capitalization equity benchmark such as the S&P 500).

securities are selected in the interest of persons other than shareholders, including directors, officers, investment advisers, or other affiliated persons, and underwriters, brokers, or dealers. The Concept Release notes specifically that the process in which a Creation Unit is typically purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities may lend itself to certain conflicts for the Adviser, who has discretion to specify the securities included in the baskets, and who, in an actively-managed ETF, would not be limited by the universe of portfolio securities in an index. None of the entities contemplated by Section 1(b)(2) of the Act (including BFA and BlackRock Investments, LLC) is principally or otherwise engaged in investment banking, securities dealing, market making, floor brokerage, specialist activities, proprietary trading or similar securities-related activities (apart from directing the daily trading of certain funds managed by BFA), and none of them have a financial motive to manipulate the prices or supply of portfolio securities (apart from engaging in brokerage transactions in the normal course of business pursuant to the rules and regulations of the Act).

In addition, the Funds will invest in large and mid-capitalization stocks, which are some of the most liquid and competitively traded stocks in the United States. Because the market for large and mid-capitalization stocks is highly liquid and competitive, it is unlikely that the Adviser or any entity listed under Section 1(b)(2) would be able to influence a Fund in its own interest. None of the entities contemplated by Section 1(b)(2) of the Act, including BFA and BlackRock Investments, LLC, has conflicts of interest in managing or facilitating the issuance of Shares. Those entities are also subject to the provisions of the Act, which are designed to address certain of these conflicts.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

A.     TRADING HISTORY OF SIMILAR PRODUCTS

Historically, there has been a close degree of correspondence between the market prices and NAVs of the other ETFs. For example, the degree of correspondence between the market prices and NAVs of SPDRs and Mid Cap SPDRs has been as follows:

•

Over 98% of the time during the one-year period ending December 31, 2009, there was less than 0.25% deviation between (1) the daily closing price at the NYSE Amex Equities (“AMEX”) and (2) the daily NAV of the large-cap S&P 500 (SPY) SPDR (the deviation was more than 0.25% only 1.6% of the time, with a deviation of over 0.50% on only one day during calendar year 2009). In the period from January 1, 1995 through December 31, 2009, the closing price has been within 0.25% of NAV more than 84% of the time, and the disparity has been more than 0.50% only 3.8% of the time.

•

Over 92% of the time during the one-year period ending December 31, 2009, there was less than 0.25% deviation between (1) the daily closing price at the Amex and (2) the daily NAV of MidCap S&P 400 (MDY) SPDR (the deviation was more than 0.25% only 8% of the time, with zero days of deviation over 0.50% during calendar year 2009). In the period from the inception of trading of the MidCap SPDR (May 4, 1995) through December 31, 2009, the closing price has been within 0.25% of NAV 72% of the time, and the disparity has been more than 0.50% only 8.5% of the time.

The Funds are expected to attract more activity, particularly near the market close, as investors will be able to compare the secondary market price of the Shares to the estimated NAV as represented by the IIV and either create or redeem Creation Units if there is a significant difference. Applicants believe that market participants will be able to hedge positions in Shares throughout the trading day after gaining experience with how various market factors (e.g., general market movements, sensitivity of the IIV to intraday movements in interest rates or commodity prices, etc.) affect IIV and its relationship to end-of-day NAV. The Applicants are confident that this hedging ability means that the Shares market price will closely track a Fund’s NAV within a range similar to that experienced by many existing ETFs.

Based on the foregoing, the Applicants request the exemptive relief as set forth below.

V.     REQUEST FOR ORDER

The Applicants request a Commission Order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a) of the Act.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

A.    SECTIONS 2(a)(32) AND 5(a)(1) OF THE ACT

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately its proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not always be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units or amounts smaller than a Creation Unit under the Small Allotment Redemption Option.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all shareholders the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV. Under certain limited circumstances described in this Application, Beneficial Owners may also redeem amounts smaller than a Creation Unit under the Small Allotment Redemption Option.

Also, each investor is entitled to purchase or redeem Creation Units rather than trade individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption. Permitting the Fund to be redeemed mainly in Creation Units does not appear to thwart the purposes of Section 2(a)(32) or 5(a)(1) or any other provision of the Act.

Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow current index-based ETFs to redeem their shares only in Creation Units. As noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that exempting the Trust to permit the Trust to register as an open-end management investment company, and issue and redeem Shares in the manner described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that this Application for an order of exemption under Section  6(c) from Sections 2(a)(32) and 5(a)(1) be granted.

B.    SECTION 22(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT

Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the Prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not necessarily at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange28 at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) of the Act and Rule 22c-1 under the Act. The Applicants request an exemption under Section 6(c) of the Act from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-l, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from broker-dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

The Applicants believe that none of these purposes will be frustrated by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices for Shares exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a

[28]	Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

result of unjust or discriminatory manipulation. In light of these constraints, the Applicants do not believe that the Funds’ portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.

The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or, as long as certain requirements are met as described herein, by creating a Creation Unit. Therefore, no broker-dealer should have an advantage over another broker-dealer in the sale of Shares. Indeed, the Applicants believe that the presence of a specialist dealer on a Stock Exchange will enhance liquidity because the specialist dealer has an obligation to promote a fair and orderly market (for example, the specialist dealer may be expected to effect trades to alleviate temporary disparities in supply and demand for Shares). In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. In addition, under the Small Allotment Redemption Option, if the midpoint of the national best bid/offer spread at the time of calculation of the NAV of the Fund has a discount of 5% or greater from NAV, any Beneficial Owner of a Fund will be able to redeem Shares directly from the Fund at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. The Applicants have been advised that, to date, shares of SPDRs, MidCap SPDRs, DIAMONDS, QQQs and Select Sector SPDR Trust have consistently traded, at, or very close to, their respective NAVs.

The Applicants therefore have strong reason to believe that the trading experience of Shares should closely resemble that of shares of SPDRs, MidCap SPDRs, DIAMONDS, QQQs and Select Sector SPDR Trust.

The Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of a Fund will be primarily determinant of premiums or discounts. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the actual NAV next computed by the Trust. Indeed, such an investor might not wish to wait for the computation of such actual NAV before selling or purchasing. The Applicants believe that this ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and will offer a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of a Fund will be managed actively to seek to achieve long term capital appreciation and/or income over the course of an economic cycle, the Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

The Applicants also believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units.

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units, and pricing, trading and redeeming Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) from Section 22(d) and Rule 22c-1.

C.    SECTION 22(e) OF THE ACT

Section 22(e) of the Act, among other things, prohibits a registered investment company from suspending the right of redemption. Applicant believes that an early Order Cut-Off Time may be necessary because of the redemption process for the Funds. As described above, it is contemplated that Authorized Participants will instruct the trustee of the blind trusts to liquidate redemption securities in market on close orders so that Authorized Participant’s can realize redemption proceeds as close to the Fund’s NAV on the redemption date as possible. In order to allow the Adviser sufficient time to identify the redemption securities, transfer the redemption basket of portfolio securities to the blind trusts and permit the trustee adequate time to process liquidation transactions in accordance with the Authorized Participant’s instructions, it will likely be necessary to employ an Order Cut-Off Time prior to that time to allow such actions to take place.

The Funds may require an Order Cut-Off Time earlier than the time of calculation of the NAV to process orders from Beneficial Owners submitting a Small Allotment Redemption Order when permitted. The earlier Order Cut-Off Time is likely necessary in order to facilitate the timely submission of such orders from DTC to the Transfer Agent, in its capacity as the redemption agent for the Funds, for processing the order at NAV on each applicable Redemption Date. All instructions from Beneficial Owners to their DTC Participants to submit a Small Allotment Redemption Order in proper form will be processed by the DTC Participant and submitted through DTC as long as it is received prior to the Order Cut-Off Time, resulting in an aggregated redemption order received by the Transfer Agent from DTC on that Business Day. Applicants believe it will likely be necessary to employ an early Order Cut-Off Time to allow such actions to take place.

The Funds may also need to establish an early Order Cut-Off Time to facilitate certain market transactions. For example, the Funds may need to make arrangements for any securities borrowing transactions consistent with a Fund’s investment strategy that may be necessary in light of purchases of Creation Units and in a manner consistent with orderly portfolio management. An early Order Cut-Off Time will also allow the Adviser to net creations and redemptions and facilitate borrowing securities in an efficient manner. Further, an early order cut off time would permit the Adviser to enter into short sales in a Long-Short Fund on the same business day as when there is creation activity. Applicants believe it will be desirable to employ an early Order Cut-Off Time to allow such market transactions to occur.

On the basis of the foregoing, the Applicants believe (i) that an early Order Cut-Off Time is not a suspension of redemption intended to be prohibited by Section 22(e), and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) from Section 22(e).

D.    SECTION 17(a)(1) AND (a)(2) OF THE ACT

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“second tier affiliates”), from selling any security to or purchasing any security from the company. Section 17(a) of the Act makes it:

[U]nlawful for any affiliated person or promoter of or principal underwriter for a registered investment company…or any affiliated person of such a person,

promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company…unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust…by the depositor thereof; (2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Section 2(a)(3) of the Act defines an affiliated person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) if such person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

With respect to the control relationships stated in Section 2(a)(3)(C), Section 2(a)(9) of the Act provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. The Applicants also request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit each Fund to redeem Shares from, and engage in the in-kind transactions that would accompany such redemptions with,29 any Investing Fund of which it is an affiliated person or second tier affiliate because of one or more of the following: (i) the Investing Fund holds 5% or more of the Shares of the Trust or one or more Funds; (ii) an Investing Fund described in (i) is an affiliated person of the Investing Fund; or (iii) the Investing Fund holds 5% or more of the shares of one or more Affiliated Funds.

Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).30

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund” ). A blind trust

[29]	With respect to these in-kind transactions, Applicants are seeking relief for Funds that are affiliated persons or second tier affiliates of an Investing Fund solely by virtue of one or more of the reasons described. The Applicants believe that an Investing Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, an Investing Fund could seek to transact in Creation Units directly with a Fund pursuant to the Section 17(a) relief requested.

[30]	The Commission, under Section 6(c) of the Act, has exempted a series of transactions that otherwise would be prohibited by Section 17(a). See Keystone Custodian Funds, Inc., Investment Company Act of 1940 Release No. 820, 21 SEC 295 (1945) (“Keystone”).

created and maintained for the benefit of an Authorized Participant may be deemed to be an affiliated person of a Fund, and vice versa, by virtue of owning 5% or more of the Fund’s outstanding voting securities. If Creation Units of all of the Funds or one or more particular Funds are held by only a few investors, including a specialist, some or all of such investors could be 5% owners of the Trust or the Funds, and one or more investors may hold in excess of 25% of the Trust or the Funds, as the case may be, and therefore would be deemed to be affiliated persons of the Trust or the Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. A blind trust created and operated for the benefit of an Authorized Participant may be an affiliated person of a Fund to the same extent an Authorized Participant would be an affiliated person of a Fund, as the Authorized Participant would be the beneficial owner of the cash and securities held in the blind trust. Therefore, an Authorized Participant may require relief from Section 17(a) for in-kind redemptions received by the blind trust created and operated on its behalf if the Authorized Participant is itself an affiliate of the redeeming Fund. Section 17(a) could be understood to prohibit these investors from receiving securities upon redemption. Furthermore, one or more investors, or the specialist in connection with such person’s market making activities, might each accumulate 5% or more of a Fund’s Shares. Additionally, one or more holders of Shares, or an specialist, might from time to time accumulate in excess of 25% of the Shares of one or more Funds, and such persons could therefore be deemed to be affiliated persons of the Trust or such Funds under the Act. In addition, there exists a possibility that, with respect to one or more other registered investment companies (or series thereof) advised by the Adviser, a large institutional investor could own 5% or more of such other registered investment companies (or series thereof), making that investor a second-tier affiliate of a Fund. Applicants request an exemption from Section 17(a) of the Act pursuant to Section 6(c) in addition to an exemption pursuant to Section 17(b) of the Act to permit any persons that are affiliated persons of the Funds solely by virtue of owning 5% or more, or in excess of 25%, of the outstanding Shares of the Trust or one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated persons of the Trust or the Funds) or holders of 5% or more, or in excess of 25%, of the outstanding shares of one or more other registered investment companies (or series thereof) advised by the Adviser, to effectuate redemptions through in-kind transactions.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching. For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described. The composition of securities given to a redeeming blind trust for the benefit of its Authorized Participant will be the same regardless of the Authorized Participant’s identity, and will be valued under the same objective standards applied to valuing the portfolio securities. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. The Applicants believe that in-kind redemptions will afford no opportunity for (1) an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares or (2) a Fund that is an affiliated person or a second tier affiliate of an Investing Fund to effect a transaction that is detrimental to the Investing Fund. Further, any such in-kind transactions will be based on the NAV of the relevant Fund in accordance with procedures set forth in the Prospectus and SAI.

The Applicants also note that the ability to make redemptions in-kind will aid in achieving a Fund’s objective. The Applicants do not believe that in-kind redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with a Fund’s objective and with the general purposes of the Act. The method of valuing portfolio securities held by a Fund is the same as that used for calculating in-kind redemption values. Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other shareholders of a Fund or to Funds affiliated with the Investing Fund to effect transactions detrimental to the Investing Funds. The proposed transactions will be consistent with the policies of the relevant Fund, will comply with the investment restrictions of the Investing Fund and will be consistent with its investment policies as set forth in its Registration Statement. Moreover, the Participation Agreement will require any Investing Fund that relies on the relief to purchase Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its Registration Statement.

The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates. All shareholders, including blind trusts holding Shares for the benefit of their Authorized Participants, regardless of affiliation, will be given the same opportunities with respect to redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of the Trust to effect a transaction detrimental to the Trust. Consequently, the Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the Act. Accordingly, Applicants respectfully request that the Commission grant relief under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act.

E.     SECTION 12(d)(1) OF THE ACT

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. The Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any broker-dealers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act. Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

1.     Concerns Underlying Sections 12(d)(1)(A) and 12(d)(l)(B)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company. In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company. As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”31

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies). These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).

Applicants submit that the concerns underlying Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns.

a.	Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 to this Application limits the ability of an Investing Fund’s Advisory Group and an Investing Fund’s Subadvisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, the Sponsor, any person controlling, controlled by, or under

[31]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor. An “Investing Fund’s Subadvisory Group” is defined as the Investing Fund Subadviser, any person controlling, controlled by or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser.

For purposes of this Application, an “Investing Fund Affiliate” is defined as any Investing Fund Adviser, Investing Fund Subadviser, Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate. A “Fund Affiliate” is defined as the investment adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates (including Underwriting Affiliates). For purposes of this

Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to ensure that the Board and the adviser or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the Participation Agreement which must be in effect between the Trust (on behalf of a Fund) and an Investing Fund at the time an investment is made in excess of Section 12(d)(1)(A).

A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the Participation Agreement with the Investing Fund.

b.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;32 (ii) fund holding companies subject their investors to two layers of advisory

[32]	SEC’s 1966 report to Congress, PPI Report at 319-320.

fees;33 and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the fund holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here: (1) the overall expenses for the Funds will be relatively low; (2) the Funds can be used to expand investment opportunities by the Investing Funds and will provide investment services to the Investing Funds that will likely differ from, and do not merely duplicate the advisory services provided by the Investing Funds; and (3) the Funds do not expect to impose sales loads on the purchase of shares so that shareholders of the Investing Funds will not pay a second layer of sales charges in connection with the investment of the Funds.

Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees, will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

As mentioned above, Shares are sold without sales charges.34 Also, in addition to Condition B.10 discussed above, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition

[33]	Id. at 318.

[34]	Applicants note that customary brokerage commissions may be charged for secondary market transactions in Shares.

B.5, an Investing Fund Adviser or an Investing Trust’s trustee (“Trustee”) or Sponsor will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser or Trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Investing Fund Subadviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Subadviser or an affiliated person of the Investing Fund Subadviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. Condition B.11 prevents any sales charges and/or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in Rule 2830 of the National Association of Securities Dealers (“NASD”).35

c.	Diversification Benefits

The PPI Report found that the diversification benefits for fund holding companies were “largely illusory.”36 Applicants submit that Shares should provide concrete asset allocation and diversification benefits to Investing Funds and that Investing Fund shareholders stand to benefit from investment strategies that utilize Shares.37 The Funds offer instant diversification.38 They

[35]	FINRA, created in July 2007, is a self-regulatory organization and is the successor to the NASD. The FINRA rules include both NASD Rules and certain NYSE Rules that FINRA has incorporated.

[36]	PPI Report at 320.

[37]

Representative Jack Fields recognized the benefits that investment companies offer other investment companies. In introducing the Investment Company Act Amendments of 1995, a version of which Congress later adopted into law as the National Securities Markets Improvement Act of 1996, Representative Fields made the following remarks regarding the restrictions in Section 12(d)(1):

Reexamination of fund of funds restrictions is necessary because professional money management should be available to all investors, including those who themselves invest on behalf of mutual fund investors; that is, professional money managers. Fund managers may wish to benefit, on behalf of the investors in their mutual fund, from the expertise of other professionals in investments with which they themselves may not be provide investors with immediate and liquid exposure to a variety of market segments and can be used to target a variety of market indices, countries and sectors, as well as different investment styles. Since Shares can be purchased intraday during regular market hours, they would be particularly advantageous for Investing Funds that want to make immediate adjustments to their portfolios to equitize cash or immediately implement trading or hedging strategies. The Funds provide an advantage over traditional open-end index funds in that they are traded intraday, so they can be bought at current prices throughout the trading day, while shares of traditional mutual funds are purchased at net asset value, which is usually calculated only once a day.39 The ability to trade intraday is particularly valuable in volatile markets where there may be significant price differences between the time of the investment decision and the time a traditional mutual fund calculates its net asset value.

familiar. With the opening of new markets around the world, and the constant development of new and often complex instruments for investment and hedging, it is unrealistic to believe that every fund manager can be knowledgeable in every product offered in every market. Fund managers should have available to them the opportunity to commit moneys to investment which are managed by individuals with particular expertise in certain instruments or markets. Mutual funds allow this to be done in a manner which provides for the diversification of risk. The decision of whether a mutual fund is a worthwhile investment should be left to the investor, whether individual or professional, and not be artificially restrained by statutory provisions the reasons for which may no longer be valid.

141 CONG. REC. E868 (extension of remarks - April 7, 1995) (statement of Rep. Fields). Applicants note that Congress adopted amendments to Section 12(d)(l) as originally proposed by Representative Fields.

[38]

In certain situations, diversification may be accomplished relatively inexpensively through transactions in Shares. For example, depending on market conditions, an Investing Fund may incur lower transaction costs in buying or selling a single Share, as opposed to buying or selling each individual security in an Underlying Index. Congress acknowledged these benefits in 1940:

There may be some investment companies . . . which think that aviation stock may be a good buy, but instead of going out and buying diversified blocks of aviation company stocks, the company may buy the securities of some investment companies which specialize in aviation stocks. In that way an investment company can get a cross-section of all aviation stock by buying some shares of stock of an aviation investment company.

House Hearings, 76th Cong., 3d Sess., at 112-113 (1940).

[39]	Applicants note that closed-end investment companies trade at market prices throughout the day, often at significant and recurring discounts to their net asset value.

Applicants note that the PPI Report does not reflect the development of ETFs, nor does it reflect current approaches to constructing and managing investment portfolios in markets that offer ETFs.40

d.	Complex Structures

The PPI Report also expresses concern that the popularity of these transactions could lead to the creation of more complex vehicles that would not serve any meaningful purpose.41 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.”42 Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds. Applicants submit that the Funds would provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Investing Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares provide Investing Funds with an easy way to gain instant exposure to a variety of markets, segments, sectors, geographic regions and groups of industries through a single, relatively low cost transaction. Shares also are extremely flexible investment tools. For example, an Investing Fund could use Shares to: (i) quickly and easily invest cash in a liquid instrument that has a high correlation to the Investing Fund’s benchmark; (ii) effectively manage

[40]	As mentioned above, Congress intended that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time. HR 622, at 43-44.

[41]	PPI Report at 321.

[42]	Id. at 320.

cash flow, thus enabling the Investing Fund to stay as fully invested as possible;43 (iii) immediately diversify sector or other exposure; (iv) immediately modify style exposure; (v) short or hedge index exposure; (vi) implement long/short strategies; (vii) gain immediate exposure to a variety of markets, specific market segments, geographic regions, market sectors, industries and styles; (viii) remain invested through portfolio management and portfolio composition transitions; or (ix) efficiently access effective investment strategies. In addition, Shares are bought and sold on a Stock Exchange like other listed securities throughout the trading day at market prices close to net asset value, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real-time basis. ETFs are already being used by mutual funds for these purposes, particularly for use as a “place to park cash.”44 In addition, there are mutual funds that have been set up expressly to invest in ETFs.45

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by Rule 12d1-1 under the Act or an exemptive order that allows the Fund to purchase shares of an affiliated money market fund for short-term cash management purposes.

[43]	Shares provide Investing Funds with the ability to invest idle cash in a highly liquid investment pending investment in portfolio securities. The PPI Report noted that the retention of excessive cash balances in the underlying fund’s portfolio would be inconsistent with the interests of other underlying fund shareholders because the fund may not be fully invested in portfolio securities. PPI Report at 317.

[44]	See Allison Colter, Exchange-Traded Funds Have Big Fans Among Hedge Funds, Dow Jones Newswires, July 10, 2001, at 1 (stating that “Exchange-traded funds, or ETFs, are booming, and it turns out that some of their biggest customers are other funds, which . . . have hit upon ETFs as an efficient way to access dozens of stocks in one fell swoop.”).

[45]	Id.

F.     DISCUSSION OF PRECEDENT

The Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is similar to the exemptive relief obtained by previous applicants.46 Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is similar to the exemptive relief obtained by previous applicants.47 Applicants’ requested relief with respect to Sections 17(a) and 17(b) is similar to the exemptive relief obtained by prior applicants with respect to the transactions between funds and their affiliated persons with respect to actively-managed ETFs.48

The “active” management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to index-based ETFs; however, the relief is similar to the recent relief granted by the Actively-Managed ETF Orders,49 except that the Funds will not seek to track the performance of a securities index and will not make their holdings and trading activity known to market participants, except in accordance with normal disclosure requirements otherwise applicable to open-end investment companies registered under the Act.50 While the Funds are nontransparent ETFs, Applicants do not believe that the Funds raise any significant new regulatory issues or that the lack of disclosure regarding a Fund’s portfolio holdings will in any way make the Fund more susceptible to manipulation for the benefit of one group over

[46]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order and Foreign Order, supra, note 3.

[47]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order, Nasdaq-100 Order, Foreign Order; MidCap SPDR Order, SPDR Order and SuperTrust Order, supra, note 3.

[48]	See id.

[49]	See, e.g., Grail Order, PIMCO Order, PowerShares Active Order and WisdomTree Orders I and II, supra, note 2.

[50]	See, e.g., Bear Stearns Order; PowerShares Active Order and WisdomTree Order I, supra, note 2.

another. Rather, Applicants believe that nontransparency avoids the risks of “front running” and “free riding” to which actively-managed funds that disclose their holdings are subject.

In addition, since Creation Units will be created solely by the deposit of cash and will typically be redeemed by distributing securities of the Fund’s portfolio to a blind trust that will liquidate the redemption securities in accordance with instructions from the Authorized Participant redeeming Shares, neither the Adviser nor the Fund Subadviser will be able to cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent applicable restrictions under the Act.

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, substantially similar to that requested herein, to index-based and actively-managed ETFs, is equally applicable to the Funds.

Applicants’ requested relief with respect to Sections 12(d)(1)(A) and (B) and Section 17(a) is similar to the exemptive relief obtained by previous applicants.51

VI.    CONDITIONS OF THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.     ACTIVELY-MANAGED EXCHANGE TRADED FUND RELIEF

1.	As long as a Fund operates in reliance on the requested Order, the Shares of such Fund will be listed on a Stock Exchange.

2.	Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability

[51]	See, e.g., Vanguard Order II, BLDRS Order II, iShares Order, PADCO Order, and Schwab Order, supra, note 21.

will prominently disclose that Shares are not generally individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund generally in Creation Units or through the Small Allotment Redemption Option.

3.	Each Fund will provide for the ability of Beneficial Owners to submit orders to redeem Shares at NAV directly to a Fund for a period of 15 calendar days following circumstances in which the midpoint of the national best bid/offer spread at the time of calculation of the NAV of the Fund has a discount of 5% or greater from NAV for 10 consecutive Business Days. Redemption proceeds in connection with any Small Allotment Redemption Order will be distributed in cash. Upon the occurrence of a Trigger Event, a Fund will notify Beneficial Owners of the their ability to place a Small Allotment Redemption Order by (a) issuing a press release, (b) delivering notice, via the Transfer Agent and DTC, to the DTC Participant, and (c) posting information about the Small Allotment Redemption Notice Period on the Fund’s website.

4.	The website for the Trust, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund the prior business day’s NAV and the Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV.

5.

The Adviser or Fund Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent applicable restrictions under the Act.

6.	The IIV for a Fund on a per-Share basis will be provided to the market every 15 seconds during regular trading hours.

B.     SECTION 12(d)(1) RELIEF

1.	The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, an Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	An Investing Fund and an Investing Fund Affiliate will not cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or Investing Fund Affiliate and the Fund or Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Subadviser is conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.	Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the disinterested Trustees, will determine that any consideration paid by a Fund to an Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its Adviser, or any person controlling, controlled by or under common control with such Adviser.

5.	An Investing Fund Adviser, or a trustee or Sponsor, as applicable, of an Investing Trust will waive fees otherwise payable to it by the Investing

Fund in an amount at least equal to any compensation (including any fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.

The Board, including a majority of the disinterested trustees, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Investing

Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in a Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objective and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

8.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.	Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges (other than customary brokerage fees) and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Rule 2830.

12.	No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by Rule 12d1-1 under the Act or an exemptive order that allows a Fund to purchase shares of an affiliated money market fund for short-term cash management purposes.

VII.   PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

Spruce ETF Trust

c/o BlackRock Fund Advisors

400 Howard Street

San Francisco, CA 94105

BlackRock Investments, LLC

40 East 52nd Street

New York, New York 10022

Benjamin J. Haskin, Esq.

Willkie Farr & Gallagher LLP

1875 K Street, NW

Washington, DC 20006

George T. Simon, Esq.

Foley & Lardner LLP

321 N. Clark

Suite 2800

Chicago, IL 60654

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing. The Applicants have attached as exhibits to the Application the required verifications.

VIII.  AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

a.	BLACKROCK FUND ADVISORS

Geoffrey Flynn and Jack Gee are authorized to sign and file this document on behalf of BLACKROCK FUND ADVISORS pursuant to the general authority vested in each as Managing Director.

BLACKROCK FUND ADVISORS

By:	/s/ Geoffrey Flynn
Name: Geoffrey Flynn
Title: Managing Director
Dated: September 1, 2011

By:	/s/ Jack Gee
Name: Jack Gee
Title: Managing Director
Dated: September 1, 2011

b.	SPRUCE ETF TRUST

Deepa Damre is authorized to sign and file this document on behalf of SPRUCE ETF TRUST pursuant to the general authority vested in her as the Sole Trustee.

SPRUCE ETF TRUST

By:	/s/ Deepa Damre
Name: Deepa Damre
Title: Trustee
Dated: September 1, 2011

c.	BLACKROCK INVESTMENTS, LLC

Anne Ackerley is authorized to sign and file this document on behalf of BLACKROCK INVESTMENTS, LLC pursuant to the general authority vested in her as a Managing Director.

BLACKROCK INVESTMENTS, LLC

By:	/s/ Anne Ackerley
Name: Anne Ackerley
Title: Managing Director
Dated: September 1, 2011

Verification of Application and Statement of Fact

State of California              )

                                             ) ss:

County of San Francisco    )

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an Order for and on behalf of SPRUCE ETF TRUST; that she is the Sole Trustee of such company; and that all actions taken by the trustee and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Deepa Damre
Name: Deepa Damre

Verification of Application and Statement of Fact

State of California	)

) ss:

County of San Francisco	)

In accordance with Rule 0-2(d) under the Act, each of the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an Order for and on behalf of BLACKROCK FUND ADVISORS; that he is a Managing Director of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Geoffrey Flynn
Name: Geoffrey Flynn

By:	/s/ Jack Gee
Name: Jack Gee

Verification of Application and Statement of Fact

State of New York	)

) ss:

County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an Order for and on behalf of BLACKROCK INVESTMENTS, LLC; that she is a Managing Director of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Anne Ackerley
Name: Anne Ackerley

APPENDIX A

Large Cap Fund

The investment objective of the Large Cap Fund is to provide long-term capital appreciation. The Large Cap Fund invests in domestic large capitalization stocks based on the Adviser’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,000 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large Cap Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.

Large Cap Value Fund

The investment objective of the Large Cap Value Fund is to provide long-term capital appreciation. The Large Cap Value Fund invests in domestic large capitalization value stocks based on the Adviser’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,000 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large Cap Value Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.

Large Cap Growth Fund

The investment objective of the Large Cap Growth Fund is to provide long-term capital appreciation. The Large Cap Growth Fund invests in domestic large capitalization growth stocks based on the Adviser’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,000 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large Cap Growth Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.

Large/Mid Cap Fund

The investment objective of the Large/Mid Cap Fund is to provide long-term capital appreciation. The Large/Mid Cap Fund invests in domestic large and mid capitalization stocks based on the Adviser’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,200 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large/Mid Cap Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.

Large/Mid Cap Value Fund

The investment objective of the Large/Mid Cap Value Fund is to provide long-term capital appreciation. The Large/Mid Cap Value Fund invests in domestic large and mid capitalization value stocks based on the Adviser’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,200 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large/Mid Cap Value Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.

Large/Mid Cap Growth Fund

The investment objective of the Large/Mid Cap Growth Fund is to provide long-term capital appreciation. The Large/Mid Cap Growth Fund invests in domestic large and mid capitalization growth stocks based on the Adviser’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,200 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large/Mid Cap Growth Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.

Large Cap Long-Short Fund

The investment objective of the Large Cap Long-Short Fund is to provide long-term capital appreciation. The Large Cap Long-Short Fund holds long and short positions in domestic large capitalization stocks based on the Adviser’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,000 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large Cap Long-Short Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.

Large Cap Value Long-Short Fund

The investment objective of the Large Cap Value Long-Short Fund is to provide long-term capital appreciation. The Large Cap Value Long-Short Fund holds long and short positions in domestic large capitalization value stocks based on the Adviser’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,000 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large Cap Value Long-Short Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.

Large Cap Growth Long-Short Fund

The investment objective of the Large Cap Growth Long-Short Fund is to provide long-term capital appreciation. The Large Cap Growth Long-Short Fund holds long and short positions in domestic large capitalization growth stocks based on the Adviser’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,000 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large Cap Growth Long-Short Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.

Large/Mid Cap Long-Short Fund

The investment objective of the Large/Mid Cap Long-Short Fund is to provide long-term capital appreciation. The Large/Mid Cap Long-Short Fund holds long and short positions in domestic large and mid capitalization stocks based on the Adviser’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,200 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large/Mid Cap Long-Short Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.

Large/Mid Cap Value Long-Short Fund

The investment objective of the Large/Mid Cap Value Long-Short Fund is to provide long-term capital appreciation. The Large/Mid Cap Value Long-Short Fund holds long and short positions in domestic large and mid capitalization value stocks based on the Adviser’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,200 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large/Mid Cap Value Long-Short Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.

Large/Mid Cap Growth Long-Short Fund

The investment objective of the Large/Mid Cap Growth Long-Short Fund is to provide long-term capital appreciation. The Large/Mid Cap Growth Long-Short Fund holds long and short positions in domestic large and mid capitalization growth stocks based on the Adviser’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,200 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large/Mid Cap Growth Long-Short Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.

Large Cap Growth Active Insights Fund

The investment objective of the Large Cap Growth Active Insights Fund is to provide long-term capital appreciation. The Large Cap Growth Active Insights Fund invests in domestic large capitalization growth stocks based on the advisor’s assessment of the relative return potential of the securities.

The Adviser selects securities from a universe of approximately the 1,000 largest equity securities traded on U.S. exchanges. The Adviser utilizes a portfolio construction and optimization process to select stocks in the Large Cap Growth Active Insights Fund, which incorporates proprietary investment insights and risk and transaction cost considerations.